Filed by ADC Telecommunications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Andrew Corporation
Commission File No. 333-135424
The following material was presented to employees of ADC Telecommunications, Inc. to update them about the merger of ADC and Andrew Corporation.
Chinese, German and Spanish translations of this material will be available within the coming week. To access translated materials, visit the “ADC Andrew Integration Community” on Broadway and click on the appropriate document.
Übersetzungen dieser Unterlagen ins Chinesische, Deutsche und Spanische werden innerhalb der nächsten Woche zur Verfügung stehen. Übersetzungen können über ,,ADC Andrew Integration Community” auf Broadway durch Anklicken der entsprechenden Unterlagen aufgerufen werden.
La semana entrante habrá disponibles traducciones al chino, alemán y español de este material. Para tener acceso al material traducido, visite la “ADC Andrew Integration Community” (Comunidad para la integración de ADC Andrew) en Broadway y haga clic en el documento apropiado.

DATE:	August 2, 2006

TO:	All ADC Employees

FROM:	Laura Owen — Chief Integration Officer

SUBJECT:	ADC Andrew Integration Bulletin
Introduction
It’s been two weeks since our first ADC Andrew Integration Bulletin and, as promised, I would like to provide you with an update on progress being made toward successful close of the proposed combination of ADC and Andrew.
Today, I am encouraged to report that integration teams are working toward an effective combination for “Day One,” which we define as the day the deal between ADC and Andrew closes. As the proposed deal close approaches (anticipated in the September to October timeframe, pending shareowner approval), these teams are driving clarity between both companies to drive aggressive deadlines to create speed to value. Teams, which today include a total of 96 sub-teams, are mobilized to achieve the combination’s value and are making steady progress.
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Status Report
This section includes updates on events or decisions that have been made since July 19 (ADC Andrew Integration Bulletin #1):
First, I would like to share that we have developed a shareowner website at www.adcandrewmerger.com. This site provides combination-related information needed for our shareowners to make an informed decision. We have also launched a website that integration team members from both ADC and Andrew can use to efficiently maintain their documentation and communicate with others who are directly involved in the integration planning process.
Week of July 24 — 28: Momentum is quickly being built as the ADC Andrew Core Integration Team charters are defined and approved. The goal of chartering is to ensure that each integration team clearly defines and understands its objectives, and that the objectives of all teams will comprehensively and efficiently enable us to plan for a successful integration. Additionally, we are identifying all critical “Day One” imperatives, as well as defining decision-making processes, so we can accelerate key decisions and recommendations.
July 27 — ADC and Andrew Senior Executive Team Review Session takes place. Discussion topics included a status update on ADC Andrew integration planning and core team progress. The executive team reviewed and refined recommendations from the core team pertaining to “Day One” imperatives and key decision-making processes. The executive team also reconfirmed its commitment in providing all employees with reporting structures on “Day One.”
Questions
Questions received from employees through the Ask.ADC e-mail box will be shared with you in these bulletins. I encourage you to utilize this avenue to surface any questions you may have or contact a Core Team member or your manager. The integration teams are focused on getting you the answers you are interested in as quickly as is feasible, so take the time to ask us questions.
Question: When will the ADC shareowners vote on the Andrew deal?
Answer: ADC stockowners will vote at a shareowner meeting on a yet to be determined date. Once a date is determined and approved, we will communicate it to you in this bulletin.
Question: How do we plan to integrate the two companies’ SAP systems?
Answer: A critical decision like this requires careful study, which is what the I.T. Applications team, one of our many integration teams, is currently working on. This team, which is led by ADC’s Helen Ray and Andrew’s Jim Stevenson, is responsible for providing an SAP recommendation to the ADC Andrew Senior Executive Team for approval. The recommendation will consider current system functionality and future system capabilities that are needed to support the vision of our combined company.
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Currently, team members are considering numerous integration options, some of which may include: (1) creating a new version of the system and migrating data from both companies into it; (2) migrating Andrew’s data into ADC’s system; or (3) migrating ADC’s data into Andrew’s system.
In the end, the team is working vigorously to ensure that on “Day One,” ADC Andrew can operate with no disruption in its networks, telecommunications, and business and engineering applications. Compared against previous business dealings, ADC’s and Andrew’s SAP systems are fairly similar. Both of us use the same SAP release level, 4.6c, and each system is fairly sophisticated, easing system integration post-close.
More information: Log on to “ADC Andrew Integration Community” on Broadway. Click HERE or access via Broadway/Hot Items/ADC Andrew Integration Community. On this site you will find: communication materials; Q&A’s; integration team member list and executive sponsors; and related information. We encourage you to check this site often for updates. If you are a MANAGER, please share this site with your employees.
What Can You Do?
I highly encourage you to remain focused on our business and flexible in your everyday business activities. I realize change has become a way of life at ADC, driven by our industry and the marketplace — which is facing consolidations, technology issues and customer demands. At work, at home and in our world, change and evolution is always constant. Whether welcome or not, it provides us with opportunities to define our jobs, lives and relationships in new and creative ways. Through these bulletins, I would like to provide you with some strategies to help you effectively manage change.
Strategies for Coping with Change
As stated above, change is a natural part of life. We may not have control over every change we experience, but we can find positive ways to face them. Please read some suggestions to help you manage change effectively:
•	Tell yourself the truth: Regardless of the ADC Andrew combination, change is always present at ADC — and at any company that successfully competes in a rapidly changing marketplace.

•	Reach out to others: Talk to your manager or your H.R. Business Partner with concerns you may have. If you are uncomfortable discussing your concerns with them, feel free to contact LifeWorks (see below).

•	Stay focused: We must deliver on our commitments to our customer. They expect and demand results.

•	Be patient: Integration implementation activities will take time and effort on everyone’s part.

•	Let go of the past: ADC must change rapidly if we are to succeed in the rapidly changing marketplace. Respect for the past is fine, but it must not get in the way of changes we need to make today. Flexibility is critical in this time of change.
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If you are having a difficult time in coping with changes at the workplace, rest assured, you do not have to go through this alone. ADC’s employee assistance program (LifeWorks) can help. Accessing help is free, easy, convenient and confidential. In just minutes, trained advisors can start getting you professional assistance. For more information contact LifeWorks at a number listed below.
U.S.: 1.888.456.1324 (Toll-free)
International: 1.800.7466.3344
Online: www.lifeworks.com (User ID: adct and password: 9600)
Closing Remarks
I am extremely pleased that both ADC and Andrew have assigned some very strong leaders to the integration project. It is an absolute pleasure to work with these excellent leaders on this very key effort. I am very confident we can do an outstanding job with the overall integration of these two excellent companies.
For those of you who are directly supporting the integration effort, thanks for all your effort to date. You are definitely making progress. For those of you who are less directly supporting the integration effort, I encourage you to stay focused on your objectives. Nothing is more important than maintaining our focus in fully supporting our customers. We all play an important role in ADC’s overall success. Thank you in advance for your continued commitment and support.
Cautionary Statement under the Private Securities Litigation Reform Act of 1995
This presentation contains statements regarding the proposed transaction between ADC and Andrew, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about the future expectations, beliefs, goals, plans or prospects of the management of each of ADC and Andrew. These statements are based on current expectations, estimates, forecasts and projections and management assumptions about the future performance of each of ADC and Andrew and the combined company, as well as the businesses and markets in which they do and are expected to operate. These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as “expects,” “believes,” “estimates,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “seeks,” and variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical fact. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Factors that may cause actual outcomes to differ from what is expressed or forecasted in these forward-looking statements, include, among other things: the ability to consummate the proposed transaction; difficulties and delays in obtaining regulatory approvals for the proposed transaction; difficulties and delays in achieving synergies and cost savings; potential difficulties in meeting conditions set forth in the definitive merger agreement; fluctuations in the telecommunications market; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on contract manufacturers and other vendors to provide goods and services needed to operate the businesses of ADC and Andrew; fluctuations in commodity prices; the social, political and economic risks of the respective global operations of ADC and Andrew; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; and compliance with environmental, health and safety laws. For a more complete list and description of such risks and uncertainties, refer to ADC’s Registration Statement on Form S-4 filed with the United States Securities and Exchange Commission (the SEC) on June 29, 2006 and Annual Report on Form 10-K for the year ended October 31, 2005 and Andrew’s Annual Report on Form 10-K for the year ended September 30, 2005 as well as other filings made by ADC and Andrew with the SEC. Except as required under the US federal securities laws and the rules and regulations of the SEC, ADC and Andrew disclaim any intention or obligation to update any forward-looking statements after the distribution of this document, whether as a result of new information, future events, developments, changes in assumptions or otherwise.
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Additional Information and Where to Find It
ADC HAS FILED A REGISTRATION STATEMENT ON FORM S-4 (REGISTRATION NO. 333-135424) IN CONNECTION WITH ITS PROPOSED BUSINESS COMBINATION WITH ANDREW CORPORATION. SHAREHOLDERS OF ADC AND ANDREW ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS THAT FORMS A PART OF THE REGISTRATION STATEMENT AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS (WHEN IT BECOMES AVAILABLE), BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS OF ADC AND ANDREW ARE ALSO ENCOURAGED TO READ ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of ADC and stockholders of Andrew. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov. Investors and security holders may also obtain the documents free of charge from Investor Relations at ADC by writing Investor Relations, ADC Telecommunications, Inc., P.O. Box 1101, Minneapolis, Minnesota 55440-1101; or calling 952-917-0991; or at www.adc.com/investorrelations/financialinformation/secfilings/. Investors and security holders may also obtain the documents free of charge from Investor Relations at Andrew by writing Investor Relations, Andrew Corporation, 3 Westbrook Corporate Center, Suite 900, Westchester, Illinois 60154; or calling 800-232-6767; or at www.andrew.com/investors/sec
Participants in Solicitation
ADC, Andrew and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning ADC’s participants is set forth in the proxy statement dated, January 24, 2006, for ADC’s 2006 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Andrew’s participants is set forth in the proxy statement, dated December 30, 2005, for Andrew’s 2006 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of ADC and Andrew in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus filed with the SEC (registration no. 333-135424).
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